                                                                    EXHIBIT 99.1


                          INTERIM REPORT
                          2nd Quarter 2002


                                    [PHOTO]

         o        Adjusted for currency effects, sales increased by 12.0% to CHF
                  380.2 million

         o Adjusted for currency effects, EBITDA excluding exceptional items improved by 30.0% to CHF 88.2 million

         o Operating income (EBIT) excluding exceptional items improved, currency adjusted, by 60.0% to CHF 56.0 million

         o Restructuring in the European orthopedics business, including closure of part of the site at Baar, Switzerland

         o Greater focus, as a result of the decision to sell the Cardiac and Vascular Divisions

         o        Conclusion and acceptance of settlement in the U.S.

OVERVIEW

DEAR SHAREHOLDERS

WE ARE PLEASED TO PRESENT OUR INTERIM REPORT TO YOU UNDER OUR NEW NAME AND IN A NEW FORMAT. ON JUNE 1, 2002 SULZER MEDICA BECAME CENTERPULSE ("CENTER" REFLECTS THE COMPANY'S FOCUS, "PULSE" ITS DYNAMISM). OUR INTENTION OF DIRECTING THE COMPANY INTO PROFITABLE GROWTH WAS ALSO REALIZED IN THE SECOND QUARTER, AS THE FOLLOWING FIGURES SHOW:

o Adjusted for currency effects, sales increased by 12.0% to CHF 380.2 million

o Adjusted for currency effects, EBITDA excluding exceptional items improved by 30.0% to CHF 88.2 million

o Operating income (EBIT) excluding exceptional items improved, currency adjusted, by 60.0% to CHF 56.0 million

o Restructuring in the European orthopedics business, including closure of part of the site at Baar, Switzerland

o Greater focus, as a result of the decision to sell the Cardiac and Vascular Divisions

o        Conclusion and acceptance of settlement in the U.S.

The decision to sell the Cardiac and Vascular Divisions was announced in mid-June. As a result, Group strategy will focus on our core Orthopedics, Dental and Spine-Tech Divisions. We expect to complete the sale process by the end of the year, and the available resources will be channeled into sectors where Centerpulse already has a strong market position and high growth potential. The expansion of our sales structures and enhanced product innovation are priorities that will allow us to keep pace with market growth in the dental and spinal implant sectors.

To enhance the efficiency of our orthopedics business in Europe, part of the site at Baar, Switzerland, will be closed this year. We estimate the annual cost savings to be approximately CHF 15 million.

SETTLEMENT AGREEMENT IN THE U.S.

The conclusion of negotiations to settle the US litigation during the second quarter represents a major success and ensures the company's continued existence. At the final hearing on May 7, 2002, U.S. Federal Judge O'Malley accepted the settlement proposal put forward by Centerpulse. This was followed by an opt-out period lasting until May 26, 2002. There were 87 opt-outs, 16 of which represented revision surgery patients. The provisions taken in 2001 fully cover the costs for these opt-outs. At the end of May, therefore, and after careful consideration, the Board of Directors of Centerpulse decided to accept the settlement. There were no appeals of Judge O'Malley's fairness decision during the appeals period.

As of July 31, 2002, the number of opt-outs were 74, including 10 revision surgery patients. The number of cases has further decreased since.

Negotiations are currently underway with international financial service companies on how best to finance the proposed settlement, amounting to USD 725 million. USD 425 million are due for payment on November 4, 2002. We believe that this amount will be financed at normal market conditions. We will issue separate notices informing investors and analysts about the various financial transactions. The second payment, amounting to USD 300 million, is being financed via CCI (Convertible Callable Instrument), maturing at latest on May 4, 2004.

Subsequent to the litigation case in the U.S., our first priority was to renew our product liability insurance. In April, we agreed to a new liability insurance policy, managed by Zurich Insurance. This guarantees worldwide coverage of product liability cases. A central issue of Group management is to assure, and constantly improve, product and production quality at Centerpulse. To avoid any product liability cases in future, all production sites have undergone quality analyses, and a comprehensive risk management system has been implemented.

SHARE PRICE AND CAPITAL STOCK

At the end of the second quarter, Centerpulse's registered shares were priced at CHF 248.25 and the American depositary shares at USD 16.55. These had closed the first quarter at CHF 155 and USD 9.15 respectively. The share prices have thus risen by 60% and 81% over the period under review. This pleasing rise is associated with the successful conclusion of the settlement proceedings in the U.S.

Now that possible U.S. bankruptcy proceedings have been averted, and the risks arising from the settlement have become quantifiable, Centerpulse's shares have become more attractive to a wider range of investors.

The General Meeting of Shareholders of May 17, 2002 approved the authorized and conditional capital increase to finance the Callable Convertible Instruments
(CCI).

Reflecting the company's name change, shares have been traded under the new ticker symbols CEPN (on the Swiss Stock Exchange SWX) and CEP (on the New York Stock Exchange NYSE) since June 1, 2002. As a result of the move of the corporate headquarters to Zurich, Switzerland, the company's registered office, as per the Articles of Association, has been changed from Winterthur to Zurich.

RESULTS 2ND QUARTER 2002

                                                                                                  CHANGE IN %
                               APRIL-JUNE 2002          April-June 2001                                      Adjusted for
OVERVIEW                        in million CHF           in million CHF                  Nominal         currency effects
NET SALES                                380.2                    362.5                    +4.9%                   +12.0%
EBITDA(1)                                 88.2                     71.5                   +23.4%                   +30.0%
Operating income/loss                     56.0                   -891.4                      n/a                      n/a
OPERATING INCOME(*)                       56.0                     36.8                   +52.2%                   +60.0%
Net income/loss                           51.1                   -662.3                      n/a                      n/a
NET INCOME(*)                             51.1                     14.2                  +259.9%                  +275.0%



FOREIGN EXCHANGE RATES                    AVERAGE RATES IN CHF                            CLOSING DATE RATES IN CHF
                                JAN.-JUNE 2002           Jan.-June 2001            30. June 2002            31. Dec. 2001
1 USD                                     1.64                     1.70                     1.48                     1.68
1 GBP                                     2.37                     2.45                     2.27                     2.44
1 EUR                                     1.47                     1.53                     1.47                     1.48


(1) EBITDA = Earnings before interest, taxes, depreciation, goodwill amortization and exceptional items

(*)      excluding exceptional items

GROUP RESULT


QUARTERLY RESULT

Consolidated sales growth in the second quarter of 2002 amounted to 4.9% in nominal terms, corresponding to turnover of CHF 380.2 million. When this sales growth figure is adjusted for currency effects, essentially the unfavorable trends in USD/CHF and EUR/CHF exchange rates, the growth figure in local currencies is 12.0%. The growth achieved has thus exceeded the currency-adjusted sales growth figure for the second quarter of 2001 (7.0%) and that for the first quarter of 2002, which was 8.5%.

Operating income before depreciation, goodwill amortization and exceptional items (EBITDA) has risen by 23.4% compared with the second quarter of 2001, in nominal terms, and by 30.0% when adjusted for currency effects, to CHF 88.2 million.

Operating income before exceptional items rose by 52.2% compared with the second quarter of 2001, in nominal terms, and by 60.0% when adjusted for currency effects, to CHF 56.0 million.

Net income before exceptional items has risen by 259.9% in nominal terms and by 275.0% when adjusted for the effects of currency, to CHF 51.1 million.

The gross margin is still unsatisfactory, and only slightly increased since the first quarter of 2002, at 67.5%. This figure was largely determined by higher insurance premiums, by the increased proportion of knee implants in the product mix in the European orthopedics business, and by insufficient utilization of capacity in our cardiac business. We have taken appropriate steps so that we can at least equal the gross margin of previous years, and expect to see initial results in the fourth quarter of this year.

HALF-YEAR RESULT

In nominal terms, consolidated sales growth in the first half of 2002 was 6.0%, corresponding to a turnover of CHF 766.4 million. Adjusted for currency effects, the sales growth figure in local currencies is 10.5%.

Operating income before depreciation, goodwill amortization and exceptional items (EBITDA) was 12.4% higher in nominal terms and 16.0% higher when adjusted for currency effects, compared with the first half of 2001, and now stands at CHF 180.6 million. Operating income before exceptional items rose by 26.5% in nominal terms and by 32.0% when adjusted for currency effects, compared with the first half of 2001, and now stands at CHF 115.0 million.

Net income before exceptional items rose by 118.4% in nominal terms and by 127.0% when adjusted for currency effects, compared with the first half of 2001, to CHF 94.8 million.

SALES CENTERPULSE

in million CHF


                                         EUROPE     NORTH AMERICA     REST OF WORLD             TOTAL
2nd quarter 2001                          163.3             162.1              37.2             362.6
2nd quarter 2002                          170.4             166.8              42.9             380.2
Growth rate in %
Nominal                                     4.4               2.9              15.5               4.9
Adjusted for currency effects               9.5              12.0              25.0              12.0

DIVISIONS

ORTHOPEDICS DIVISION

Our Orthopedics Division recorded sales growth in the second quarter of 13.5%, when adjusted for currency effects (Q2 2001:2.0%). North America, Europe and Asia have all contributed to this positive progress. In Europe, knee implants and trauma products, in particular, outstripped market growth. France and Germany, our main markets, have recorded disproportionately high growth rates. Another market of strategic importance to Centerpulse is Japan. Here, too, sales rose 19.0% in local currency terms. As regards products, the most important generator of turnover is the

SALES ORTHOPEDICS DIVISION

in million CHF

                                           NORTH         REST OF
                          EUROPE         AMERICA           WORLD           TOTAL
2nd quarter 2001           129.6            71.1            20.0           220.8

2nd quarter 2002           137.7            74.3            24.4           236.4

Growth rate in %
Nominal                      6.2             4.5            21.6             7.1

Adjusted for
currency effects            11.5            13.5            30.0            13.5

Natural-Knee(R) II, which has excelled in terms of price development and gross margin. Other key product groups, in terms of turnover and margins, are the CLS(TM) hip stems, the Alloclassic(TM) hip components and the INNEX(TM) knee system. In Europe, prices have come under continued pressure from intensified competition and changed purchasing policies at larger hospitals. We have responded to this by cutting costs.

The introduction of UniSpacer(TM) in the U.S. in spring 2002 generated keen interest in this product in both Europe and Asia. The European launch of UniSpacer(TM) is planned for the third quarter of 2002.

Knee implants have also made a decisive contribution to sales growth in the U.S., where the Durasul(TM) product system is the main generator of turnover. The new hip implant system, Converge(TM), has been very well received on the market and is also making a decisive contribution to the recovery of our U.S. business. Further price rises were introduced in the second quarter, especially for innovative products such as UniSpacer(TM). In the coming months, the emphasis will be on marketing this product. A customized UniSpacer(TM) training center has also been opened in Austin, Texas, to meet the needs of surgeons and the sales force. At present some 45 doctors attend courses each week.

In response to the trend towards minimally invasive surgery, new sets of instruments and training programs have been devised.

SPINE-TECH DIVISION

During this quarter, sales in the Spine-Tech Division rose by 14.0% (Q2 2001:+0.5%), when adjusted for currency effects. The internal target of matching the growth levels on the market in the spinal implants sector was met in the second quarter of 2002, once sales are adjusted for income from the Proceed(TM) product range, which has not been sold since September 2001. Adjusted for Proceed(TM) revenues, the currency adjusted sales growth was 20.0%.

SALES SPINE-TECH DIVISION

in million CHF

                                           NORTH         REST OF
                          EUROPE         AMERICA           WORLD           TOTAL
2nd quarter 2001             4.4            39.4             1.6            45.4

2nd quarter 2002             4.9            41.0             1.7            47.5

Growth rate in %
Nominal                     10.0             4.1             4.7             4.7

Adjusted for
currency effects            13.5            13.5            24.5            14.0

As in the past, almost 90% of sales of spinal implants were achieved in the U.S. Cervical implant products showed the strongest growth. The main products in this area are Trinica(TM) fixation plates and the BAK/C(R) inter-body fusion cages. Products for the lumbar spine, such as Silhouette(TM) and BP/Lordotic(TM), have also contributed to sales growth. From the fourth quarter onwards, distribution of these products will be handled centrally by a new provider in Memphis, Tennessee. This will have a positive impact on logistics and cost structure.

In Europe, Dynesys(TM) continues to generate growth. Stable costs combined with rising sales, and the discontinuation of Proceed(TM), have led to a marked improvement in gross margin overall.

DENTAL DIVISION

Strong market growth continues in this sector. In the second quarter, sales growth was 21.0% (compared with 5.0% last quarter), when adjusted for currency effects. It is noteworthy that France, Germany, Israel and the pacific region have recorded massive growth rates, but from a low level. Tapered Screw-Vent(R), Spline(R), AdVent(TM) and Tapered SwissPlus(TM) contributed significantly to this growth.

Sales Dental Division

in million CHF

                                           NORTH         REST OF
                          EUROPE         AMERICA           WORLD           TOTAL
2nd quarter 2001             7.2            20.2             3.3            30.8

2nd quarter 2002             7.4            20.9             6.1            34.4

Growth rate in %
Nominal                      2.7             3.1            84.0            11.8

Adjusted for
currency effects             9.0            11.5           104.0            21.0

Further streamlining and concentration of the product portfolio will remain a central task in the second half of the year. After the acquisition of Paragon, Sulzer Dental had 15 product lines, which have since been reduced to seven. A further reduction in the number of systems is planned. The AdVent(R) and SwissPlus(TM) product lines were devised in response to the trend to faster, simpler implantation: they can be implanted in a single-stage process.

Sales structures in Europe have already been adapted. In Germany and France, our products are now sold directly, and a European Sales Manager was appointed on May 1, 2002. A sales contract has been concluded with Atlantis Components, Inc. The rationale behind this is to win a new market sector, the mass customization of dental implants, making implant reproduction much simpler. Atlantis holds several U.S. patents covering the necessary technologies.

CARDIAC DIVISION

Prices of mechanical heart valves have continued to plummet in Europe and Asia, due to the preferential changeover to tissue heart valves. This led to a further fall in sales of 5.0% in the second quarter, when adjusted for currency effects (Q2 2001:7.0%). Sales

SALES CARDIAC DIVISION

in million CHF

                                           NORTH         REST OF
                          EUROPE         AMERICA           WORLD           TOTAL
2nd quarter 2001            14.2            20.9             7.8            42.9

2nd quarter 2002            12.2            19.1             6.1            37.4

Growth rate in %
Nominal                    -14.1            -8.3           -22.0           -12.7

Adjusted for
currency effects            -8.0             0.0           -14.5            -5.0

have only risen in South America, Eastern Europe and the U.S. Surplus production capacity and the substitution of tissue heart valves for mechanical ones have also led to a marked fall in gross margin. Pending divestment of this Division, it will be managed in accordance with Centerpulse's original targets. Investment in the expansion of tissue heart valve production capacity will proceed as planned.

VASCULAR DIVISION

Sales growth in the second quarter of 2002 in the Vascular Division (stents and grafts) rose by 14.5% in local currency, when adjusted for acquisitions (Q2 2001:15.0%). Sales of stents were up 27% on the same quarter last year, due to increased sales of the Protege(TM) product line in the U.S. Product innovation is focusing on pre-mounted, self-expanding stents. Some product launches can therefore be expected in this area in the third quarter.

SALES VASCULAR DIVISION

in million CHF

                                           NORTH         REST OF
                          EUROPE         AMERICA           WORLD           TOTAL
2nd quarter 2001             7.8            10.8             4.5            23.1

2nd quarter 2002             8.2            11.8             4.8            24.7

Growth rate in %
Nominal                      5.1             8.9             5.8             7.0

Adjusted for
currency effects            10.0            18.0            13.0            14.5

Sales of grafts, adjusted for currency effects, rose by 8.6% (Q2 2001: 15.0%), with disproportionately high growth in the U.S., Japan and the Middle East. Gelsoft(TM) Plus, Gelweave(TM) and SEALPTFE(TM) are the main drivers of this growth. R&D activities focus on the Anaconda System, currently undergoing clinical trials. The gross margin for the Vascular Division as a whole has increased.

CONSOLIDATED INCOME STATEMENT

(unaudited; in millions, except share/ADS data)


                                                        THREE MONTHS APRIL-JUNE                  SIX MONTHS JANUARY-JUNE
                                                    2002          2002         2001          2002         2002           2001
                                                   USD(1)          CHF          CHF         USD(1)         CHF            CHF
                                                  --------      --------      --------     --------      --------      --------

NET SALES                                            237.4         380.2         362.5        467.3         766.4         722.8
Cost of sales                                        -77.3        -123.7        -120.4       -152.3        -249.7        -233.7


GROSS PROFIT                                         160.1         256.5         242.1        315.0         516.7         489.1
Percent of net sales                                  67.5%         67.5%         66.8%        67.4%         67.4%         67.7%


Selling, general and administrative expense         -100.2        -160.6        -157.4       -195.4        -320.5        -309.4
Research and development expense                     -15.2         -24.4         -33.2        -31.2         -51.2         -62.3
Other operating income/expense                        -1.5          -2.4           0.3         -2.0          -3.3           1.8


OPERATING INCOME BEFORE GOODWILL AMORTIZATION
AND EXCEPTIONAL ITEMS                                 43.2          69.1          51.8         86.4         141.7         119.2
Goodwill amortization                                 -8.2         -13.1         -15.0        -16.3         -26.7         -28.3
Exceptional operating items                            0.0           0.0        -928.2          0.0           0.0        -896.1


OPERATING LOSS/INCOME                                 35.0          56.0        -891.4         70.1         115.0        -805.2
Percent of net sales                                  14.7%         14.7%      -245.9%         15.0%         15.0%      -111.4%


Financial income/expense                               7.1          11.7          -1.5          6.6          10.9          -1.0
Other non-operating income/expense                    -0.1          -0.3         -14.4         -0.2          -0.4         -19.5
LOSS/INCOME BEFORE TAXES                              42.0          67.4        -907.3         76.5         125.5        -825.7
Taxes                                                 -9.9         -15.9         245.4        -18.2         -29.8         218.5
LOSS/INCOME BEFORE MINORITY INTERESTS                 32.1          51.5        -661.9         58.3          95.7        -607.2
Minority interests                                    -0.2          -0.4          -0.4         -0.5          -0.9          -0.9
NET LOSS/INCOME                                       31.9          51.1        -662.3         57.8          94.8        -608.1


Basic loss/earnings per share                         3.21          5.14        -66.35         5.81          9.53        -60.91
Basic loss/earnings per ADS                           0.32          0.51         -6.63         0.58          0.95         -6.09


Number of shares outstanding ('000)                   9956          9956          9978         9948          9948          9983


(1) US dollar information is for the convenience of the reader only. The average exchange rate used for translating the cumulative January-June Swiss franc figures into US dollars was 1.64. The three-months data from April-June represents the difference between the cumulative figures of the January-June period minus the figures of the January-March period.

CONSOLIDATED BALANCE SHEET
 (unaudited; in millions)

                                                                 JUNE 2002          DEC. 2001
                                                            USD(1)         CHF          CHF
                                                           --------     --------    ---------


ASSETS
NON-CURRENT ASSETS
Intangible assets                                               539          798          930
Property, plant and equipment                                   148          219          236
Investments and other financial assets                           47           70           65
Deferred income taxes                                           385          570          643
TOTAL NON-CURRENT ASSETS                                       1119         1657         1874


CURRENT ASSETS
Inventories                                                     255          378          411
Trade accounts receivable                                       221          327          308
Other accounts receivable and prepaid expenses                   71          105          122
Cash and cash equivalents                                        72          107          156
TOTAL CURRENT ASSETS                                            619          917          997
TOTAL ASSETS                                                   1738         2574         2871


EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY                                            557          825          784
MINORITY INTERESTS                                                5            8            7


LIABILITIES
LONG-TERM LIABILITIES
Long-term borrowings                                             13           19           20
Deferred income taxes                                            14           20           19
Long-term provisions                                            149          220         1468
Other long-term liabilities                                     305          452           11
TOTAL LONG-TERM LIABILITIES                                     480          711         1518


CURRENT LIABILITIES
Short-term borrowings                                            47           69           75
Short-term provisions                                            79          117          223
Trade accounts payable                                           33           49           70
Other current and accrued liabilities                           537          795          194
TOTAL CURRENT LIABILITIES                                       696         1030          562


TOTAL LIABILITIES                                              1176         1741         2080
TOTAL EQUITY AND LIABILITIES                                   1738         2574         2871


EQUITY RECONCILIATION
EQUITY AS OF PRIOR YEAR END                                                  784         1993
Adjustments for adopting IAS 39                                              -12           12
Change in fair value of financial instruments                                 12           -9
Realized gain on sales of available-for-sale securities                        0            0
Net income                                                                    95        -1193
Dividends                                                                      0          -60
Changes in treasury stock                                                      2           -9
Options exercised                                                             -3            0
Currency translation adjustments                                             -53           50
EQUITY AS OF PERIOD END                                                      825          784


(1) US dollar information is presented for the convenience of the reader only. The exchange rate used for translating the CHF figures into US dollars was 1.48 at the end of June 2002.

CONSOLIDATED CASH FLOW STATEMENT
 (unaudited; in millions)

                                                                 THREE MONTHS APRIL-JUNE                SIX MONTHS JANUARY-JUNE
                                                             2002         2002         2001         2002         2002         2001
                                                            USD(1)         CHF         CHF         USD(1)        CHF           CHF
                                                           --------     --------     --------     --------     --------     --------

Net income/net loss                                              32           51         -663           58           95         -608
Minority interests                                                1            1            1            1            1            1
Depreciation and amortization                                    21           33           35           40           66           70
Change in provisions                                           -680        -1115         1269         -704        -1155         1268
Change in net current assets and long-term receivables          639         1049         -376          618         1013         -419
Exceptional non-cash write-down of goodwill                       0            0            0            0            0            0
Other non-cash items, net                                         5            8         -283            3            5         -277
CASH FLOW FROM OPERATING ACTIVITIES                              16           27          -17           15           25           35


Purchase/sale of intangible assets                                0            0            1           -1           -2           -3
Purchase/sale of tangible assets                                 -7          -11          -29          -18          -30          -47
Acquisitions including minority investments                      -3           -5          -11          -13          -21         -416
Proceeds from divestitures                                        0            0            0            0            0            0
Purchase/sale of long-term financial assets                      -9          -15          -34           -7          -12          -36
CASH FLOW FROM INVESTING ACTIVITIES                             -19          -31          -73          -40          -65         -502


Proceeds from issuance of share capital                           0            0            0            0            0            0
Change in treasury stock                                          0            0           -4            0            0           -6
Change in borrowings                                             -5           -8            4           -2           -4           -2
Dividends                                                         0            0          -60            0            0          -60
CASH FLOW FROM FINANCING ACTIVITIES                              -5           -8          -60           -2           -4          -68


Net effect of currency translation on cash
and cash equivalents                                             -3           -5           13           -3           -5           28
CHANGE IN CASH AND CASH EQUIVALENTS                             -11          -17         -137          -30          -49         -507


Cash and cash equivalents as of prior period end                             124          263                       156          633
Cash and cash equivalents as of period end                                   107          126                       107          126

(1) US dollar information is for the convenience of the reader only. The average exchange rate used for translating the cumulative January-June Swiss franc figures into US dollars was 1.64. The three-months data from April-June represents the difference between the cumulative figures of the January-June period minus the figures of the January-March period.

OUTLOOK




Subsequent to the successful conclusion of the litigation process in the U.S., the company has increasingly focused on improving operating results. Our short-term goal is to reach at least the result of the year 2000. In the medium and long-term, it will be necessary to improve net cash flow with tight cost management and a systematic management of working capital. Further, we introduced a new internal yardstick, return on net assets (RONA).

The partial closure of the Baar site, during the second half of 2002, will create cost advantages in Orthopedics. Projects for more efficient warehouse management and changes in the value chain will also lead to savings. Store-keeping has to be optimized in line with customer requirements.

All indications point towards the conclusion of the sale of our Cardiac and Vascular Divisions by the end of the current year. This will allow us to concentrate on our orthopedics, spine and dental sectors, where we want to be among the market leaders. To meet this challenge, we will continue to concentrate on product innovation and the expansion of our distribution network. In all three Divisions we will give priority to those countries showing the greatest potential for market share gains. Geographic expansion will take place exclusively according to profitability and cash flow criteria.

2002 is a year of consolidation. By setting clear strategic and financial goals, we will make Centerpulse a competitive medical device company. On July 16, 2002, the company's CEO, Dr. Stephan Rietiker, was replaced by Max Link, who has been a member of the company's Board of Directors since it became a publicly-traded entity. He is therefore well acquainted with all aspects of Centerpulse. Mr. Link unifies the offices of Chairman and Chief Executive Officer. This shift at the top of the company ensures continuity as the company moves forward into the future.

We want to thank you for the confidence you have shown during the past, difficult months. We will do everything to ensure that the positive developments of the first half of 2002 continue into the future.


Zurich, August 2002


/s/ MAX LINK


Max Link
Chairman of the Board and CEO

THE "SAFE HARBOR" STATEMENT

This report contains forward-looking statements including, but not limited to, projections of future performance of materials and products, financial condition, results of operations and cash flows, containing risks and uncertainties. These statements are subject to change based on known risks detailed from time to time in the Company's Securities and Exchange Commission filings and other known and unknown risks and various other factors which could cause the actual results or performance to differ materially from the statements made herein.

CENTERPULSE LTD.
CH-8050 ZURICH, SWITZERLAND
PHONE +41 1 306 96 96
FAX +41 1 306 96 97
WWW.CENTERPULSE.COM

INVESTOR RELATIONS
PHONE +41 1 306 98 25
FAX +41 1 306 98 31
INVESTOR-RELATIONS@CENTERPULSE.COM

INVESTOR RELATIONS USA
PHONE +1 713 561 6376
FAX +1 713 561 6380


THIS REPORT IS PUBLISHED IN GERMAN AND ENGLISH